

OFFERING MEMORANDUM

facilitated by



Forbes Meat Co, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Forbes Meat Co, LLC
State of Organization	AZ
Date of Formation	10/05/2021
Entity Type	Limited Liability Company
Street Address	7334 E Placita Antigua, Tucson AZ, 85710
Website Address	forbesmeatcompany.com

(B) Directors and Officers of the Company

Key Person	Benjamin Forbes
Position with the Company Title First Year	 Owner 2021
Other business experience (last three years)	• **OWNER** (*Forbes Meat Co*) Rancho Market. It was in these independent stores that I learned the butchery trade and many other departments in the retail grocery business as well. I worked in the deli making sandwiches and catering. I stocked the grocery shelves and even went to a wine tasting with the wine buyer at the age of sixteen or seventeen. However my passion was the meat and seafood world and I was very lucky to get to work with the best in the business at the time.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Forbes	100%

(D) The Company's Business and Business Plan

The Patio

This is the view from the 2nd floor facing West

- Our New Space will have a beautiful back patio as well as a roof top patio on the third floor for special events. We will have the best view for the 4th of July and Sunsets.
- we have a 1000 square foot back patio and a special event roof top patio on the buildings third floor.

The Bistro

We will have an open kitchen in order to create a show and also to maintain the relationship between the guest and the chefs. When dining at Forbes we want you to have a similar experience to dining with your best friends. We want the experience to be comfortable, casual, and of course tasty.

- Bistro and Bar offerings: Breakfast, Brunch, Lunch, and Dinner along with Wine by the glass

with house cured charcuterie boards.
- Guest Chef dinners with Tucsons favorite Chefs including: Gary Hickey, Vida Travis Peters, Devon Sanner, Janet Balderas, Michael Elefante, Janos Wilder, Obie Hindman. and many more.

The Team

Benjamin Forbes, Owner

All my friends wanted to be rock and roll stars and I just wanted to cook food and feed them. I fell in love with the beauty of food and butchery at the age of fourteen. All my buddies were playing the guitar and I was in the kitchen cooking. One of my first jobs was at a little Mom and Pop grocery store, Rancho Market. This little market had an old school butcher shop in it with the hard wood floors all covered in saw dust. My first job as a butcher was cleaning the meat off of bones. My friends thought it was cool that I would cook for their parents. Not much has changed and I still love entertaining. It was in this little butcher shop that I fell in love with the butchers work of breaking down whole sides of beef. However the butcher was much more than just the guy you bought meat from. He was the guy everyone talked to. Going to the butcher wasn't just about the meat but it was a social call. Growing up in Newport Beach, California there were lots of independent local grocery stores with cool butcher shops in them. It was in these independent stores that I learned the butchery trade and many other departments in the retail grocery business as well. I worked in the deli making sandwiches and catering. I stocked the grocery shelves and even went to a wine tasting with the wine buyer at the age of sixteen or seventeen, yes this was the eighties. However my passion was the meat and seafood world and I was very lucky to get to work with the best in the business at the time.

The Butchery

- Our butchery program won't change much with the exception of a larger and more visual display of our meat program.
- We won't have your traditional meat case that separates the customer from the butcher. Instead the customer will be able to be right on the butcher block with the butcher and watch as their meats are pulled from the cooler door
- We will also be running Butchery Classes for our customers showcasing proper butchery techniques, sausage making, Charcuterie basics, and more.

The Market

- Customers will be able to pick up fresh produce, cheese, fresh baked bread, crackers, olives, olive oils, vinegars, and just about every spice you'll ever need
- Since we make own sausage spice blend it only makes sense to offer spices in bulk and to create our own private label spice blends to use on your meat and seafood.
- Our coolers will be stocked with grab and go items like family kits, charcuterie board kits, fresh produce and cheese and more.

Our Story

In 2017, I started talking with local ranchers to find out what their biggest needs were. Every rancher said the exact same thing, "We need help processing and distributing our meats". At this time there was no local whole animal butcher shop in Tucson that broke down whole animals and none that sold local meat. There was a gap in the food system that I knew Forbes could fill and this gave birth to our mission, the mission to support the local ranchers as a local butcher.

- The first opportunity was to help a local rancher who was having trouble with the processing of her animals. Her issue was getting more diverse cuts of meat that I taught her about and getting them cut to meet the needs of her customers.
- The processor she was working with was all about quantity over quality. They didn't want to do custom cuts that utilized the whole animal in a way that was more beneficial to her and her clients many of which were small families that had no need of these huge bulky cuts that her processor produced.
- Forbes knew that every customer had different needs and worked hard to meet those needs and this was huge draw for the local consumer.

A Message from the Founder:

For those of you who have followed us since we sold our first steak and package of sausage or did our first custom hog butchery or butcher class for the kids at Mountain View High School or your favorite restaurant Charro Steak with Gary Hickey. If you're like me you can't believe that we made it this far with so little. If you've just joined the party, well, welcome and now you know a little bit more about Ben and his journey. Our success thus far is a testament to our community and I have to say, with some tears of joy and shock, that as much as I thought about giving up and still do at times there were more times than I can count that I thought what the hell am I doing, this will never work, well it has and Im so blown away. Now we're ready to take the next step and set in freshly poured concrete a business concept that wasn't just a good idea but a passion project not just for its owner but for our community.

We started out on this mission working in a store that wasn't ours and moved to a cooler in the back ally of a BBQ joint and still, you all showed up to buy meat from a guy you barely knew. Then we started selling at a farmers market and met more and more of this amazing community. Then we found the speakeasy butcher shop we currently operate from and our customer base and friendships have grown exponentially. I've been to some of your homes and shared meals and drinks. Now we are building a home for all of us to share. We don't want to build a butcher shop, we want to build a second home where we can share a meal and make memories as we watch our families and community grow together. We want to be there in your good times and your difficult times.We want to sit at the table together and work through life supporting one another through the highs and lows. Just like when I was a young kid cooking for my friends that were rocking and rolling, or at least they thought they were. I want to cook for you and share the best of all that Tucson has to offer from a fresh meat and culinary experience. This is what has set Forbes apart from everyone else the past five years and will continue to make us a family name.

- Ben Forbes, Owner/Butcher - Forbes Meat Company

The Opportunity - Our New Home

The Baffert at Five Points commercial development project will open its doors in early 2023 on the corner of Stone and Sixth Avenue. Our location will consist of 2,500 square feet of retail with outdoor patio dining and indoor bistro tables. The full concept outlined below.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 4, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Expenses, plumbing, electrical, framing and drywall	$47,000	$47,000
Walk In cooler and freezer	$0	$100,000
Interior/Exterior Finishes	$0	$41,000
Mainvest Compensation	$3,000	$12,000
TOTAL	$50,000	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 4.0%[2]
Payment Deadline	2028-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.12%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$87,500	1.8%
$125,000	2.5%
$162,500	3.2%
$200,000	4.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Forbes	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Forbes Meat Comapny LLC was established in October 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,393,600	$1,532,960	$1,670,926	$1,754,472	$1,807,106
Cost of Goods Sold	$898,040	$919,000	$1,002,000	$1,052,000	$1,084,000
Gross Profit	$495,560	$613,960	$668,926	$702,472	$723,106
EXPENSES					
Rent	$66,000	$67,650	$69,341	$71,074	$72,850
Utilities	$30,000	$30,750	$31,518	$32,305	$33,112
Payroll	$317,000	$324,925	$333,048	$341,374	$349,908
General & Administrative	$8,520	$8,733	$8,951	$9,174	$9,403
Operating Profit	$74,040	$181,902	$226,068	$248,545	$257,833

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V